UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42566

WF HOLDING LIMITED

(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

60-378471828

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Information contained in this report

Amendment to the Ordinary Share Purchase Warrant

As previously disclosed, on October 14, 2026, WF Holding Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors in connection with a registered direct offering of up to 12,000,000 units and up to an additional 12,000,000 units pursuant to an additional allocation (the “Additional Allocation”), each consisting of (i) one ordinary share of the Company, par value $0.00025 per share (each, an “Ordinary Share”), or in lieu thereof, one pre-funded warrant to purchase one Ordinary Share, and (ii) one warrant (each, a “Warrant”). Under their original terms, each Warrant entitled its holder to receive nine Ordinary Shares upon a zero price exercise.

On October 27, 2026, the Company entered into an Amendment No. 1 to Ordinary Share Purchase Warrant (the “Warrant Amendment”) with a holder (the “Holder”) of 2,568,000 outstanding Warrants (the “Amended Warrants”) issued in the initial closing. The Warrant Amendment permits the Holder, at any time, to exercise the Amended Warrants in whole or in part by means of a “zero price exercise,” under which each Amended Warrant entitles the Holder to receive 18 Ordinary Shares, subject to the beneficial ownership limitation and adjustments set forth in the Amended Warrants. The Amended Warrants will be automatically exercised via a zero price exercise on their termination date. The Warrant Amendment does not affect any other terms of the Amended Warrants, any other securities of the Company or the Purchase Agreement.

In connection with the Warrant Amendment, the Company filed Prospectus Supplement No. 2 dated October 27, 2026 (“Prospectus Supplement No. 2”) to its Prospectus Supplement No. 1 dated October 14, 2026 (“Prospectus Supplement No. 1”) and its base prospectus dated June 10, 2026. A copy of the legal opinion as to the legality of the additional 23,112,000 Ordinary Shares issuable upon zero price exercise of the 2,568,000 Amended Warrants and covered by Prospectus Supplement No. 2 is filed as Exhibit 5.1 hereto.

A copy of the form of Warrant Amendment is attached as Exhibit 4.1 hereto and is incorporated herein by reference. The foregoing description of the Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K (including exhibits hereto) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-296397) of the Company, including any prospectus forming a part of such registration statement, and to be a part thereof from the date on which this Report is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Amendment No. 1 to Ordinary Share Purchase Warrant
5.1	Opinion of Ogier
23.1	Consent of Ogier (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2026

WF Holding Limited

By:	/s/ Leah Siang Ling
Name:	Leah Siang Ling
Title:	Co-Chief Executive Officer

By:	/s/ Chee Hoong Lew
Name:	Chee Hoong Lew
Title:	Co-Chief Executive Officer

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